UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

CONSUMER PORTFOLIO SERVICES, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

210502 100

(CUSIP Number)

Arthur E. Levine	Mitchell S. Cohen, Esq.
Levine Leichtman Capital Partners II, L.P.	Irell & Manella LLP
335 N. Maple Drive, Suite 240	1800 Avenue of the Stars, Suite 900
Beverly Hills, CA 90210	Los Angeles, California 90067
(310) 275-5335	(310) 277-1010

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 25, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210502 100	Page 2 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Levine Leichtman Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: 4,553,500 Shares (See Item 5) 9. Sole Dispositive Power: — 0 – Shares 10. Shared Dispositive Power: 4,553,500 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,553,500 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 21.4% (See Item 5)
14.	Type of Reporting Person PN

CUSIP No. 210502 100	Page 3 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LLCP California Equity Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: 4,553,500 Shares (See Item 5) 9. Sole Dispositive Power: — 0 – Shares 10. Shared Dispositive Power: 4,553,500 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,553,500 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 21.4% (See Item 5)
14.	Type of Reporting Person PN

CUSIP No. 210502 100	Page 4 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Levine Leichtman Capital Partners, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (c) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: 4,553,500 Shares (See Item 5) 9. Sole Dispositive Power: — 0 – Shares 10. Shared Dispositive Power: 4,553,500 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,553,500 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 21.4% (See Item 5)
14.	Type of Reporting Person CO

‘CUSIP No. 210502 100	Page 5 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Arthur E. Levine
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (d) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: 4,553,500 Shares (See Item 5) 9. Sole Dispositive Power: — 0 – Shares 10. Shared Dispositive Power: 4,553,500 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,553,500 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 21.4% (See Item 5)
14.	Type of Reporting Person IN

CUSIP No. 210502 100	Page 6 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lauren B. Leichtman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (e) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: 4,553,500 Shares (See Item 5) 9. Sole Dispositive Power: — 0 – Shares 10. Shared Dispositive Power: 4,553,500 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,553,500 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 21.4% (See Item 5)
14.	Type of Reporting Person IN

SCHEDULE 13D

Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Levine Leichtman Capital Partners II, L.P., a California limited partnership (the “Partnership”), LLCP California Equity Partners II, L.P., a California limited partnership (the “General Partner”), Levine Leichtman Capital Partners, Inc., a California corporation (“Capital Corp.”), Arthur E. Levine (“Mr. Levine”) and Lauren B. Leichtman (“Ms. Leichtman” and, together with the Partnership, the General Partner, Capital Corp. and Mr. Levine, the “Reporting Persons”), hereby file this Amendment No. 9 to Schedule 13D (this “Amendment”) with the Securities and Exchange Commission (the “Commission”).

This Amendment amends and supplements the Schedule 13D originally filed by or on behalf of the Reporting Persons with the Commission on November 25, 1998 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on April 21, 1999 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed with the Commission on June 2, 1999 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed with the Commission on March 24, 2000 (“Amendment No. 3”) Amendment No. 4 to Schedule 13D filed with the Commission on February 11, 2003 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed with the Commission on June 3, 2003 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed with the Commission on January 15, 2004 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D filed with the Commission on February 3, 2004 (“Amendment No. 7”), and Amendment No. 8 to Schedule 13D filed with the Commission on June 4, 2004 (“Amendment No. 8”). The Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8, is referred to herein as “Amended Schedule 13D.” The Amended Schedule 13D relates to the Common Stock, no par value per share, of Consumer Portfolio Services, Inc., a California corporation (the “Issuer”).

This Amendment is being filed pursuant to a Joint Reporting Agreement dated November 19, 1998, a copy of which is attached as Exhibit 1 to the Original Schedule 13D, among and on behalf of the Reporting Persons. Capitalized terms used in this Amendment and not otherwise defined herein have the meanings set forth in the Amended Schedule 13D. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in this Amendment are to the rules and regulations promulgated under the Exchange Act.

Item 4. Purpose of Transaction.

Item 4 of Amended Schedule 13D is hereby amended by adding the following to the end of such Item:

On June 25, 2004, the Partnership purchased from the Issuer an 11.75% Secured Senior Note Due 2006 dated June 25, 2004, made payable to the Partnership in the original principal amount of $10,000,000 (the “Term F Note”). The source of funds used to purchase the Term F Note was capital contributions made by the partners of the Partnership in the aggregate amount of $10,000,000 in response to capital calls from the Partnership.

The Partnership acquired the Term F Note, and holds all other securities of the Issuer owned by it, in the ordinary course of business for investment purposes and not with the purpose of changing or influencing control of the Issuer. As with other investments held by the Reporting Persons, the Reporting Persons consider various alternatives to increase the value of their equity securities in the Issuer and may from time to time consider implementing such alternatives. The Reporting Persons retain the right, depending on market conditions and/or other factors, to change their investment intent, to acquire from time to time additional shares of Common Stock (or debt or other equity or equity-linked securities of the Issuer), to exercise all or a portion of the Restated Warrant or any other warrants owned, held or acquired by them and/or to sell or otherwise dispose of from time to time, in open market transactions, private transactions, transactions with affiliates of the Issuer or otherwise, all or any part of the Common Stock, the Restated Warrant, the Common Stock issuable upon exercise of the Restated Warrant and/or any other securities of the Issuer beneficially owned by them in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

Item 5. Interest in Securities of the Issuer.

Item 5 of Amended Schedule 13D is hereby amended and restated to read as follows:

(a)	Each Reporting Person is deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Exchange Act) of an aggregate of 4,553,500 shares of Common Stock, including 1,000 shares which may be acquired by the Partnership upon exercise of the Restated Warrant. Such aggregate number of shares beneficially owned by the Reporting Persons constituted, as of June 21, 2004, approximately 21.4% of the shares of such class (calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act), assuming that 21,285,669 shares of Common Stock were issued and outstanding as of such date as represented by the Issuer to the Purchaser in the Fourth SPA Amendment (as defined below).

In addition, the Reporting Persons may be deemed to be the beneficial owners, solely for purposes of electing or appointing the LLCP Representative to the Board under the Second Amended and Restated Investor Rights Agreement as described in Items 4 and 6, of the shares of Common Stock beneficially owned by the Bradleys. The Reporting Persons have no pecuniary interest in the shares of Common Stock beneficially owned by the Bradleys and disclaim beneficial ownership of such shares.

(b)	The Partnership may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,553,500 shares of Common Stock. In addition, pursuant to the Second Amended and Restated Investor Rights Agreement, solely for purposes of electing or appointing the LLCP Representative to the Board, the Partnership may be deemed to have shared voting power with all other Reporting Persons and the Bradleys with respect to their shares of Common Stock.

By virtue of being the sole general partner of the Partnership, the General Partner may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,553,500 shares of Common Stock. In addition, pursuant to the Second Amended and Restated Investor Rights Agreement, solely for purposes of electing or appointing the LLCP Representative to the Board, the General Partner may be deemed to have shared voting power with all other Reporting Persons and the Bradleys with respect to their shares of Common Stock.

By virtue of being the sole general partner of the General Partner, Capital Corp. may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,553,500 shares of Common Stock. In addition, pursuant to the Second Amended and Restated Investor Rights Agreement, solely for purposes of electing or appointing the LLCP Representative to the Board, Capital Corp. may be deemed to have shared voting power with all other Reporting Persons and the Bradleys with respect to their shares of Common Stock.

By virtue of being the sole directors and shareholders, and executive officers, of Capital Corp., each of Mr. Levine and Ms. Leichtman may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,553,500 shares of Common Stock. In addition, pursuant to the Second Amended and Restated Investor Rights Agreement, solely for purposes of electing or appointing the LLCP Representative to the Board, each of Mr. Levine and Ms. Leichtman may be deemed to have shared voting power with all other Reporting Persons and the Bradleys with respect to their shares of Common Stock.

(c)	None of the Reporting Persons has effectuated any transactions in the Common Stock during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Amended Schedule 13D is hereby amended by adding the following to the end of such Item:

On June 25, 2004, the Issuer and the Partnership entered into a Fourth Amendment to Third Amended and Restated Securities Purchase Agreement dated as of such date, a copy of which is attached as Exhibit 99.29 hereto (the “Fourth SPA Amendment”), pursuant to which, among other things, the Issuer issued and sold to the Partnership the Term F Note, a copy of which is attached as Exhibit 99.30 hereto, and the parties amended further the Third Amended and Restated Securities Purchase Agreement, as previously amended.

The foregoing description of the Fourth SPA Amendment and the Term F Note are not, and do not purport to be, complete and are qualified in their entirety by reference to copies of the same filed as Exhibits 99.29 and 99.30 hereto, respectively, and are incorporated herein in their entirety by this reference.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
99.29	Fourth Amendment to Third Amended and Restated Securities Purchase Agreement dated as of June 25, 2004, between Consumer Portfolio Services, Inc. and Levine Leichtman Capital Partners II, L.P.

99.30	11.75% Secured Senior Note Due 2006 dated June 25, 2004, issued by Consumer Portfolio Services, Inc. in the original principal amount of $10,000,000.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 28, 2004	LEVINE LEICHTMAN CAPITAL PARTNERS II, L.P.,
a California limited partnership

	By:	LLCP California Equity Partners II, L.P.,
a California limited partnership, its General Partner

		By:	Levine Leichtman Capital Partners, Inc.,
a California corporation, its General Partner

			By:	/s/ Arthur E. Levine
Arthur E. Levine
President

LLCP CALIFORNIA EQUITY PARTNERS II, L.P.,
a California limited partnership

	By:	Levine Leichtman Capital Partners, Inc., a
California corporation, its General Partner

		By:	/s/ Arthur E. Levine
Arthur E. Levine
President

LEVINE LEICHTMAN CAPITAL PARTNERS, INC.,
a California corporation

	By	/s/ Arthur E. Levine
Arthur E. Levine
President

/s/ Arthur E. Levine
ARTHUR E. LEVINE

/s/ Lauren B. Leichtman
LAUREN B. LEICHTMAN

EXHIBIT INDEX

Exhibit	Description
99.29	Fourth Amendment to Third Amended and Restated Securities Purchase Agreement dated as of June 25, 2004, between Consumer Portfolio Services, Inc. and Levine Leichtman Capital Partners II, L.P.

99.30	11.75% Secured Senior Note Due 2006 dated June 25, 2004, issued by Consumer Portfolio Services, Inc. in the original principal amount of $10,000,000.